Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 4 DATED FEBRUARY 3, 2014
TO THE PROSPECTUS DATED SEPTEMBER 17, 2013

This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated September 17, 2013, Supplement No. 1 dated October 29, 2013, Supplement No. 2 dated November 15, 2013 and Supplement No. 3 dated January 13, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	a recent real property investment.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. On January 13, 2014, we broke escrow, and during the month of January 2014, we accepted investors’ subscriptions for, and issued, a total of 283,805 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $2.6 million. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of January 31, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Washington.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investment
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus and the “Investment Objectives and Policies — Real Property Investments” section contained in Supplement No. 3 to the prospectus.
As of January 31, 2014, we, through our separate wholly-owned limited partnership, owned one property, consisting of approximately 84,000 gross rentable square feet of corporate office space. The property was acquired on January 13, 2014 for a purchase price of $24.0 million through the use of proceeds from our initial public offering and proceeds from our revolving credit facility and related-party line of credit. In connection with the purchase of this property, we paid an affiliate of our advisor an acquisition fee of approximately $480,000.

CCIT2-SUP-04